SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: January 13, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     End to Australian Listing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 13, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

12 January 2005	For Immediate Release

End to Australian Listing

Ivanhoe Mines Ltd., at its request, is to be removed from the official list of the Australian Stock Exchange Limited (ASX) on a date to be decided by ASX not less than 3 months after the date of this announcement (Removal Date).

Ivanhoe Mines has decided to delist from the ASX mainly because of the very low turnover in the company’s shares on the ASX.

Ivanhoe’s primary listing, under the symbol IVN, has always been on the Toronto Stock Exchange (TSX), Canada’s premier exchange and one of the world’s leading exchanges for international resource companies. Ivanhoe is also to list its common shares on the New York Stock Exchange (NYSE) and trading is expected to begin on January 18, 2005, under the ticker symbol IVN. The Company is also currently listed on the NASDAQ National Market, under the Symbol HUGO, however, concurrent with the NYSE listing, the company’s shares will be voluntarily removed from NASDAQ.

Australian Shareholders (ie those registered on the Australian share register) and CDI (CHESS Depository Interest) holders will be notified of the impending delisting. The Australian share register, maintained by Advanced Share Registry Services in Perth, Western Australia, will continue for six months after the Removal Date. The Australian CDI register, also maintained by Advanced Share Registry Services, will be discontinued as soon as possible after the Removal Date.

For three months after the Removal Date, a facility with Macquarie Equities Ltd, an ASX participant, will be provided to Australian shareholders for them to sell their shares on the TSX.

IVANHOE MINES LTD.

Beverly A. Bartlett
Corporate Secretary

Ivanhoe Mines Ltd.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver BC Canada V6C 3E1
Telephone: (604) 688-5755     Fax: (604) 683-9387